EXHIBIT (p)

Driehaus Capital Management, Inc.
Driehaus Securities Corporation
Driehaus Mutual Funds
Driehaus Capital Management (Prague) spol. s.r.o.
Driehaus Capital Management, L.L.C.

CODE OF ETHICS

Statement of General Policy

     Driehaus Capital Management, Inc., Driehaus Securities Corporation, Driehaus Capital Management (Prague) spol. s.r.o. and Driehaus Capital Management, L.L.C. (collectively, the “Firm”) are committed to maintaining the highest legal and ethical standards in the conduct of our business. We have built our reputation for excellence on client trust and confidence in our professional abilities and our integrity. As fiduciaries, we will not place our interests above the interests of the Funds we serve. Meeting this commitment is the responsibility of our Firm and each and every one of our Employees.

     Rule 17j-1 under the Investment Company Act of 1940 requires that the Fund, the Adviser and principal underwriter adopt a code of ethics containing provisions reasonably necessary to prevent access persons (as defined therein) from engaging in any act, practice or course of business prohibited by paragraph (b) of such Rule. Accordingly, this Code of Ethics (the “Code”) has been adopted to ensure that those who have knowledge of a Fund’s transactions will not be able to act thereon to the disadvantage of the Fund. The Code does not purport comprehensively to cover all types of conduct or transactions which may be prohibited or regulated by the laws and regulations applicable to a Fund, the Firm or persons connected with them.

1.	DEFINITIONS OF TERMS USED

(a)	“Access Person” means (i) any director, trustee or officer of a Fund or the Adviser; (ii) any director or officer of DSC who, in the ordinary course of business, makes, participates in or obtains information regarding, the purchase or sale of Covered Securities by a Fund, or whose functions or duties in the ordinary course of business relate to the making of any recommendation to a Fund regarding the purchase or sale of Covered Securities; (iii) any director, trustee, officer, general partner or employee of a Fund or the Firm who, in connection with his regular functions or duties, makes, participates in, obtains information or have access to non-public information regarding the purchase or sale of Covered Securities by the Fund and the Adviser’s client accounts, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (iv) any natural person in a control relationship to a Fund or the Adviser who obtains information concerning recommendations made to the Fund with regard to the purchase or sale of Covered Securities by the Fund.

(b)	“Adviser” means Driehaus Capital Management, Inc.

(c)	“Advisory Board Member” means any individual serving as a member of an Advisory Board appointed by the Board of Trustees of a Fund.

(d)	Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.

(e)	“Basket Trade” means an order to buy or sell a Covered Security on behalf of the Fund or any Fund portfolio that is aggregated with one or more orders for the same or other Covered Securities for other Firm accounts, which may include a Beta Testing Account, an ERISA Account, a Firm Pooled Investment Vehicle Account, an Independent Pooled Investment Vehicle Account, the account of Driehaus Associates Fund, L.P., or an Employee account, in a group order and placed by the Adviser at prescribed times with a third-party broker-dealer for execution that is average priced for each Covered Security by that broker-dealer and allocated pro rata by the Firm’s automated order management system based on the original order whether that order is completely filled or not among the Fund or any Fund portfolio and other participating accounts.

(f)	“Beneficial interest” shall be interpreted in the same manner as it would be in determining whether a person is subject to the provisions of Section 16 of the Securities Exchange Act of 1934 and rules thereunder, which includes any interest in which a person, directly or indirectly, has or shares a direct or indirect pecuniary interest. A pecuniary interest is the opportunity, directly or indirectly, to profit or share in any profit derived from any transaction. Each Firm Employee will be assumed to have a pecuniary interest, and therefore, beneficial interest or ownership, in all securities held by the Employee, the Employee’s spouse, all minor children, all dependent adult children and adults sharing the same household with the Employee (other than mere roommates) and in all accounts subject to their direct or indirect influence or control and/or through which they obtain the substantial equivalent of ownership, such as trusts in which they are a trustee or beneficiary, partnerships in which they are the general partner, except where the amount invested by the general partner is limited to an amount reasonably necessary in order to maintain the status as a general partner, corporations in which they are a controlling shareholder, except any investment company, mutual fund trust or similar entity registered under applicable U.S. or foreign law, or any other similar arrangement. Any questions an Employee may have about whether an interest in a security or an account constitutes beneficial interest or ownership should be directed to the Firm’s General Counsel.

(g)	“Beta Testing Account” is an account or the account of a pooled investment vehicle established and managed by the Firm to test a new investment strategy or style, that is funded with no more than $10,000,000 in capital contributed by the Firm or its Employees and that is designated by the Firm’s Ethics Committee as eligible for “Beta Testing Account” treatment under the Code for a period not to exceed three years; provided, however, the Firm’s Ethics Committee may authorize an extension for an additional two years when such vehicle is offered to non-Employee investors pursuant to appropriate written documentation.

(h)	“Bunched” means orders for the same security in the same direction that are placed and executed as one or more orders with one or more brokers, average priced and allocated pro rata on the same day. Multiple brokers, ECNs and executions may be necessary to complete the order.

(i)	“Consideration for purchase or sale” shall mean when the Portfolio Manager communicates that he/she is seriously considering making such a transaction or when a recommendation to the portfolio manager to purchase or sell has been made or communicated by an analyst at the Adviser and, with respect to the analyst making the recommendation, when such analyst seriously considers making such a recommendation.

(j)	“Covered Security” shall have the meaning set forth in Section 2(a)(36) of the Investment Company Act of 1940, including any right to acquire such security, such as puts, calls, other options or rights in such securities, and securities-based futures contracts, except that it shall not include securities which are direct obligations of the Government of the United States, shares issued by registered open-end investment companies, other than those for which the Adviser serves as the investment adviser, bankers’ acceptances, bank certificates of deposit or commercial paper and high quality short-term debt instruments, including repurchase agreements.

(k)	“Disinterested Trustee” means any trustee of a Fund who is not an interested person of the Adviser or DSC, is not an officer of the Fund and is not otherwise an “interested person” of the Fund as defined in the Investment Company Act of 1940.

(l)	“DSC” means Driehaus Securities Corporation, the principal underwriter of the Driehaus Mutual Funds.

(m)	“Employee” means any person employed by the Firm, whether on a full or part-time basis, and all officers, shareholders and directors of the Firm.

(n)	The “Ethics Committee” shall consist of the General Counsel of the Firm and two other members appointed by the General Counsel.

(o)	“Fund” means the Driehaus Mutual Funds or any other U.S. registered investment company of which the Firm is investment adviser, subadviser or principal underwriter.

(p)	“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not required to file reports under Sections 13 or 15(d) of the Securities Exchange Act.

(q)	“Investment Personnel” means any employees of a Fund or the Adviser (or any company in a control relationship to a Fund or the Adviser) who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by that Fund. Investment Personnel also includes any natural person who controls a Fund or the Adviser and who obtains information concerning recommendations made to the Fund regarding the purchase or sale of securities by the Fund.

(r)	“Limited Offering” includes private placements and means an offering that is exempt from registration under Section 4(2) or Section 4(6) under the Securities Act of 1933 or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act.

(s)	“Person” means any officer, trustee, director, member of an advisory board or employee of a Fund, or officer, director or employee of the Firm.

(t)	“Personal benefit” includes any intended benefit for oneself or any other individual, company, group or organization of any kind whatsoever except a benefit for a Fund or any other company that adopts this Code, as appropriate.

(u)	“Portfolio Manager” for a Fund shall mean that person or persons designated as the portfolio manager in each Fund’s prospectus.

2.	TRANSACTIONS WITH A FUND

     No Person shall sell to, or purchase from, a Fund any security or other property (except merchandise in the ordinary course of business), in which such Person has or would acquire a beneficial interest, unless such purchase or sale involves shares of that Fund.

3.	DISCLOSURE OF INFORMATION

(a)	No Person shall discuss with or otherwise inform others of any actual or contemplated security transaction by a Fund except in the performance of employment duties or in an official capacity and then only for the benefit of the Fund, and in no event for personal benefit or for the benefit of others.

(b)	No Person shall release information to dealers or brokers or others (except to those concerned with the execution and settlement of the transaction) as to any changes in a Fund’s investments, proposed or in process, except (i) upon the completion of such changes, or (ii) when the disclosure results from the publication of a prospectus, or (iii) in conjunction with a regular report to shareholders or to any governmental authority resulting in such information becoming public knowledge, or (iv) in connection with any report to which shareholders are entitled by reason of provisions of the declaration of trust, by-laws, rules and regulations, contracts or similar documents governing the operations of the Fund.

4.	PREFERENTIAL TREATMENT, GIFTS AND ENTERTAINMENT

     No Person shall seek or accept favors, preferential treatment, or any other personal benefit because of his or her association with a Fund, except those usual and normal benefits directly provided by the Fund.

     No Person shall accept any entertainment, gift or other personal benefit that may create or appears to create a conflict between the interests of such Person and a Fund. In addition, investment personnel are prohibited from receiving any gift or other thing of more than de minimis value from any person or entity that does business with or on behalf of a Fund. For purposes of this Code, de minimis is defined as reasonable and customary business entertainment, such as an occasional dinner, a ticket to a sporting event or the theater, or comparable entertainment which is neither so frequent nor so extensive as to raise any question of propriety. Any questions regarding the receipt of any gift or other personal benefit should be directed to the General Counsel of the Firm.

5.	CONFLICTS OF INTEREST

     If any Person is aware of a personal interest that is, or might be, in conflict with the interest of a Fund, that Person should disclose the situation or transaction and the nature of the conflict to the Ethics Committee for appropriate consideration.

6.	SERVICE AS A DIRECTOR

     Investment Personnel are prohibited from serving on the boards of directors of for-profit corporations, business trusts or similar business entities, whether or not their securities are publicly traded, absent prior authorization by the Ethics Committee based upon a determination that the board service would be consistent with the interests of the Firm and the Funds.

7.	INSIDE INFORMATION

(a)	Securities laws and regulations prohibit the misuse of “inside” or “material non-public” information when trading or recommending securities.

(b)	Inside information obtained by any Person from any source must be kept strictly confidential. All inside information should be kept secure, and access to files and computer files containing such information should be restricted. Persons shall not act upon or disclose material non-public or insider information except as may be necessary for legitimate business purposes on behalf of a Fund or the Firm as appropriate. Questions and requests for assistance regarding insider information should be promptly directed to the General Counsel of the Firm.

(c)	Inside information may include, but is not limited to, knowledge of pending orders or research recommendations, corporate finance activity, mergers or acquisitions, and other material non-public information that could affect the price of a security.

(d)	Fund and shareholder account information is also confidential and must not be discussed with any individual whose responsibilities do not require knowledge of such information.

8.	RESTRICTIONS ON PERSONAL SECURITY TRANSACTIONS

     No Person shall knowingly take unlawful advantage of his or her position with the Firm or with a Fund for personal benefit, or take action inconsistent with such Person’s obligations to the Firm, or any Fund. All personal securities transactions must be consistent with this Code and must be conducted in a manner designed to avoid any actual or potential conflict of interest or any abuse of any Person’s position of trust and responsibility. Any transaction in a Covered Security effected with the purpose of profiting as a result of one or more transactions effected or anticipated for a Fund (“scalping” or “frontrunning”) is prohibited.

(a)	All Employees:

(1)	No Employee shall purchase or sell a Covered Security on any day during which a Fund has a pending “buy” or “sell” order in that same Covered Security until the order for the Fund has been executed or withdrawn. No Portfolio Manager for a Fund may buy or sell a Covered Security within four calendar days before and after the Fund trades in that Covered Security. These “blackout” restrictions shall not apply to the following kinds of transactions or accounts, provided that, the Ethics Committee determines as a result of its review that there was no unlawful action as proscribed by Rule 17(j)(1):

     a. “Opposite Way Before Transaction” An Employee may buy a Covered Security at any time when the only orders pending for a Fund are orders to sell the same Covered Security. An Employee may sell a Covered Security at any time when the only orders pending for a Fund, are orders to buy the same Covered Security.

     b. “Same Way After Transaction” An Employee may buy a Covered Security at any time after completion of a purchase of the same security for a Fund, provided no Fund then has a pending order to buy or sell that same Covered Security. An Employee may sell a Covered Security at any time after completion of a sale of the same security for a Fund, provided no Fund then has a pending order to buy or sell that same Covered Security.

     c. “Bunching Transaction” An Employee may buy or sell a Covered Security on a day when a Fund has a buy or sell order pending in that same security, provided that (i) the Employee’s order is Bunched with order(s) for the Fund, (ii) the Fund’s order(s) is completely filled at the average price obtained for such order(s) before the Employee’s order is filled; and (iii) the Employee’s order is also filled at the average price obtained for such order(s) on that day.

     d. “Basket Trade” An Employee may buy or sell a Covered Security on a day when the Fund or any Fund portfolio has a buy or sell order pending in that same security provided (i) the Employee has notified each of the Fund’s portfolio managers or their designee(s) (as shown on a list maintained by the Compliance Officer) and (ii) the order of the Fund or any Fund portfolio and the Employee are placed for execution by the Firm as part of a Basket Trade.

     e. “De Minimis Transaction” An Employee may purchase or sell a Covered Security at any time if the Employee’s transactions in that Covered Security do not exceed the lesser of the following share or dollar amounts over any consecutive rolling seven calendar day period.

Market Cap of Security	Amount	No. of Shares
< $1 billion	$10,000	500 Shares
$1-5 billion	$15,000	1000 Shares
>$5 billion	$25,000	1500 Shares

     f. “Account Rebalancing Transaction” An account rebalancing transaction may be effected for an Employee’s account by his or her broker-dealer or investment manager pursuant to standing instructions to automatically rebalance the account portfolio at specified intervals or on specified dates to conform to pre-established parameters or a model portfolio. This exception shall include pro rata purchases or sales of all Covered Securities in a pooled investment vehicle upon the purchase or withdrawal of an interest in such vehicle.

     g. “Pre-cleared Transaction” An Employee may buy or sell a Covered Security at any time within the 48 hour period following receipt of written confirmation, which may be by e-mail, from each of the Fund’s portfolio managers or designee(s) (as shown on a list maintained by the Compliance Officer) to the Employee and the Compliance Officer that the security is not under consideration for purchase or sale by the Fund or any portfolio of the Fund. The Compliance Officer may also grant such clearance if he or she (i) determines upon further inquiry that there is no pending Fund order to buy or sell the security and (ii) verifies with the Fund’s portfolio managers or designee(s) that the security is not under consideration for purchase or sale by the Fund or any portfolio of the Fund at the time pre-clearance is granted.

     h. “Shared Investment Opportunity” An Employee may buy or sell a Covered Security after (i) determining that no Fund portfolio has a pending order for, or a position in, that security; and (ii) notifying each of the Fund’s portfolio managers or their designee(s) (as shown on a list maintained by the Compliance Officer) of the investment opportunity, provided the Employee waits at least six hours after sending the notice before placing an order for the Covered Security with a broker-dealer for execution and all such orders are executed within the 48 hour period after the notice is sent. The notice to the Fund’s portfolio managers or their designee(s) must indicate that the Employee intends to trade the Covered Security no sooner than six and no later than 48 hours after the time of the notice and whether the Employee intends to buy or to sell the Covered Security. The notice also should state that the Employee has determined that there is no pending order or current holding by a portfolio of the Fund in the Covered Security, and describe how the inquiry was made (for example, by checking the Firm’s trading and portfolio holdings records, telephone calls with the Fund portfolio managers or their designee(s) or otherwise). A copy of the notice must be sent simultaneously to the Compliance Officer.

     i. “Beta Testing Account” Trades may be effected for an account designated by the Ethics Committee as a Beta Testing Account without compliance with the “blackout” period “ restrictions set forth in this section of the Code.

     j. “ERISA Account” Trades may be effected for an account of a qualified employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including an account maintained for the benefit of Employees of the Firm, without compliance with the “blackout” period restrictions set forth in this section of the Code.

     k. “Trades Without Price Advantage” Trades in Covered Securities on a day when a Fund does not have a pending order that otherwise would be prohibited by this section of the Code may be effected by an Employee, provided the Employee receives no price advantage (as measured by the difference between the price received by any Fund and the Employee price) over any trades effected in the same Covered Security within any blackout period for a Fund, as determined by the Ethics Committee or, if such price advantage was received, the amount of the price advantage is promptly disgorged to charity as shall be directed by the Ethics Committee after each calendar quarter end.

     l. “Excepted Securities” Transactions involving U.S. Government securities, bankers’ acceptances, bank certificates of deposit, commercial paper, high quality short-term debt instruments including repurchase agreements and shares of registered open-end investment companies, non-volitional purchases and sales, such as dividend reinvestment programs or “calls” or redemptions of securities are not subject to the restrictions set forth in this section of the Code.

     m. “Firm Pooled Investment Vehicle Accounts” Any accounts of a pooled investment vehicle organized as a legal entity that is managed by the Firm and offered to non-Employees pursuant to appropriate written documentation; provided that, the equity interests owned by the Firm and all Employees collectively do not exceed 50 percent of the total equity interests.

     n. “Independent Pooled Investment Vehicle Accounts” Any account of a pooled investment vehicle, in which an Employee invests and the equity interests owned by the Firm and all Employees collectively do not exceed 50 percent of the total equity interests, where investment discretion is not exercised by the Firm or any Employee with respect to such vehicles; provided, however, Investment Personnel shall comply with section 8(b) below.

(b)	Investment Personnel: No Investment Personnel shall directly or indirectly acquire a beneficial ownership in Limited Offering securities or securities in an Initial Public Offering without the prior consent of the Ethics Committee. Consideration will be given to whether or not the opportunity should be reserved for a Fund. The Ethics Committee will review these proposed investments on a case-by-case basis except for those circumstances in which advance general approval may be appropriate because it is clear that conflicts are very unlikely to arise due to the nature of the opportunity for investing in the Initial Public Offering or Limited Offering.

(c)	Disinterested Trustees: No Disinterested Trustee of a Fund shall purchase or sell, directly or indirectly, any Covered Security in which he or she has, or by reason of such transaction acquires, any direct or indirect beneficial ownership or interest when the Disinterested Trustee knows that securities of the same class are being purchased or sold or are being considered for purchase or sale by the Fund, until such time as the Fund’s transactions have been completed or consideration of such transaction is abandoned.

(d)	Related Instruments: When anything in this section 8 prohibits the purchase or sale of a security, it also prohibits the purchase or sale of any related securities, such as puts, calls, other options or rights in such securities and securities-based futures contracts and any securities convertible into or exchangeable for such security.

(e)	Beta Testing Accounts: Limited Offering securities and Initial Public Offering securities may not be purchased for Beta Testing Accounts without the prior consent of the Ethics Committee.

(f)	Profit Sharing Plans: Limited Offering securities and Initial Public Offering securities may not be purchased for Employee profit sharing plans and other Employee savings or benefits plans without the prior consent of the Ethics Committee.

(g)	Driehaus Associates Fund, L.P.: The Driehaus Associates Fund, L.P. (“Associates Fund”), an Illinois investment partnership, shall be treated for purposes of this Code as being subject to the “same day” blackout restrictions applicable to Employees in subsection (a) above, provided that Fund Portfolio Managers (in the aggregate) have less than a 5% beneficial interest in the fund and the fund is not managed by a Fund Portfolio Manager. Limited Offering securities and Initial Public Offering securities may not be purchased for the Associates Fund without the prior consent of the Ethics Committee.

(h)	Advisory Board Members: No Advisory Board Member shall purchase or sell, directly or indirectly, any Covered Security in which he or she has, or by reason of such transaction acquires, any direct or indirect beneficial ownership or interest when the Advisory Board Member knows that securities of the same class are being purchased or sold or are being considered for purchase or sale by a Fund, until such time as the Fund’s transactions have been completed or consideration of such transaction is abandoned.

(i)	Disgorgement: Unless an exception exists, any Employee who trades in violation of this section 8 must unwind the trade or disgorge the profits.

9.	REPORTING PROCEDURES

     Each applicable Person must follow these procedures for all securities or accounts in which he or she has a beneficial interest:

(a)	Reports — All Access Persons:

(1)	Broker confirms and statements: Each Access Person must provide to the Firm’s General Counsel the names of all securities or commodities brokerage accounts in which that Access Person has a beneficial interest in Covered Securities. Before opening any brokerage account, each Access Person shall submit a completed Securities and Commodities Brokerage Account Report to the General Counsel of the Firm and must receive a letter approving the opening of the account. This letter must be provided to the brokerage firm. Each Access Person shall cause to be provided on a timely basis duplicate confirmations of all trades in Covered Securities referred to in this section 9(a)(1) and copies of periodic statements for all securities accounts in which that Access Person has a beneficial interest in Covered Securities. Such Securities and Commodities Brokerage Account Reports, duplicate confirmations and periodic statements shall be directed to the General Counsel of the Firm.

To the extent that a security transaction in which an Access Person has any beneficial interest or ownership is not reported on brokerage confirms and statements, such transaction must be reported to the Firm’s General Counsel as part of the quarterly transactions report set forth in section 9(a)(2).

(2)	Each Access Person shall provide a holdings report within 10 days after becoming an Access Person — an “Initial Holdings Report” and annually thereafter — an “Annual Holdings Report.” The Annual Holdings Report shall be current within 45 days of the date of the report. Each Access Person shall also provide a quarterly transactions report within 30 days after the close of a quarter for each transaction during the quarter in a Covered Security in which the Access Person had any beneficial ownership and a quarterly report identifying any account established by the Access Person which held any securities during the quarter for the benefit of the Access Person.

All such reports shall be in writing and submitted to the Firm’s General Counsel. Each report shall state the title, number of shares and principal amount of each Covered Security in which the Access Person had any beneficial ownership, the broker/dealer or bank maintaining an account for the Access Person in which any securities were held for the benefit of the Access Person, and the date that the report is submitted by the Access Person. In addition to these reporting requirements, the quarterly transaction report must also state the date of the transaction, the interest rate and maturity date of the Covered Security (if applicable), the nature of the transaction (i.e., purchase, sale or other), the purchase or sale price, and the date the account was established.

(b)	Exceptions to Reporting:

(1)	Access Persons need not file a quarterly transaction report if the information would duplicate information that the General Counsel received in a broker’s confirmation or account statement or that is contained in the records of the Firm or a Fund.

(2)	An Access Person to the Firm need not make a separate report to the Firm to the extent the information in the report would duplicate the information required to be reported hereunder.

(3)	An Access Person need not make a quarterly transaction report hereunder with respect to transactions effected pursuant to an Automatic Investment Plan

(4)	A Disinterested Trustee of a Fund who would be required to make a report solely by virtue of being a Trustee, is not required to make a report unless Section (c) (1) of section 9 applies.

(c)	Reports — Disinterested Trustees:

(1)	A Disinterested Trustee shall provide a quarterly report to the Ethics Committee of any purchase or sale of any Covered Security in which such person has, or by virtue of such transaction acquires, any beneficial interest if at the time of the transaction the Disinterested Trustee knew, or in the ordinary course of fulfilling his or her official duties as a Trustee of a Fund should have known that, on the date of the transaction or within 15 days before or after the transaction purchase or sale of that class of security was made or considered for the Fund. The form of the report shall conform to the provisions of subsection (a)(2) above.

(2)	This subsection (c) shall not apply to (i) non-volitional purchases and sales, such as dividend reinvestment programs or “calls” or redemptions or (ii) transactions in an account in which the Disinterested Trustee has no control or interest.

(d)	Reports — Advisory Board Members:

(1)	An Advisory Board Member shall report to the Ethics Committee any purchase or sale of any security in which such person has, or by virtue of such transaction acquires, any beneficial interest if at the time of the transaction the Advisory Board Member knew, or in the ordinary course of fulfilling his or her duties as an Advisory Board Member of a Fund should have known that, on the date of the transaction or within 15 days before or after the transaction purchase or sale of that class of security was made or considered for the Fund. The form of the report shall conform to the provisions of subsection (a)(2) above.

(2)	This subsection (d) shall not apply to (i) non-volitional purchases and sales, such as dividend reinvestment programs or “calls” or redemptions or (ii) transactions in an account in which the Advisory Board Member has no control or interest.

(e)	Review of Reports:

The General Counsel of the Firm or a designee of the General Counsel will review reports submitted by Access Persons. The General Counsel will maintain the names of the persons responsible for reviewing these reports. No person shall be permitted to review his own reports. Such reports shall be reviewed by a member of the Ethics Committee (or such person’s designee).

(f)	Any report required to be filed shall not be construed as an admission by the person making such report that he/she has any direct or indirect Beneficial Ownership in the security to which the report relates.

10.	ETHICS COMMITTEE

     The Ethics Committee will take whatever action it deems necessary with respect to any officer or employee of the Firm or a Fund who violates any provision of this Code, and will inform the Board of each Fund with respect to which such a violation occurs as to the nature of such violation and the action taken by the Committee. Any information received by the Ethics Committee relating to questionable practices or transactions by a Disinterested Trustee or an Advisory Board Member of a Fund, shall immediately be forwarded to the Audit Committee of the Fund for that committee’s consideration and such action as it, in its sole judgment, shall deem warranted. At least once a year, each Fund, the Adviser and DSC must provide a written report to that Fund’s Board of Trustees that describes any issues arising under the Code or procedures since the last report to the Board of Trustees, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations. The report will also certify to the Board that each Fund and the Firm each have adopted procedures reasonably necessary to prevent Access Persons from violating the Code. The Report should also include significant conflicts of interest that arose involving the Fund and Firm’s personal investment policies, even if the conflicts have not resulted in a violation of the Code. For example, a Fund will report to the Board if a Portfolio Manager is a director of a company whose securities are held by the Fund.

11.	WAIVERS

     The Ethics Committee may, in its discretion, waive compliance with any provision of the Code, if the Ethics Committee finds that such a waiver (i) is necessary or appropriate to alleviate undue hardship, or in view of unforeseen circumstances, (ii) will not be inconsistent with the purposes and policies of the Code; (iii) will not adversely affect the interests of any Fund or the interests of the Firm and (iv) will not result in a transaction or conduct that would violate provisions of applicable laws or rules. Normally, all waiver applications must be made in advance and in writing. A written record shall be kept of all waivers granted by the Ethics Committee, including a brief summary of the reasons for the waiver.

12.	RESEARCH REPORTS

     The fact that a security has been the subject of a formal or informal research report shall not, in and of itself, indicate that the security is under consideration for purchase or sale. No Person shall be considered as knowing, nor be said to be in a position of knowing, that a security was under consideration for purchase or sale or that such security had been purchased or sold solely on the basis of receipt of a research report thereon.

13.	CODE REVISIONS

     Any material changes to this Code will be approved by the Trustees within six months of such change.

14.	RECORD KEEPING REQUIREMENTS

     The Firm shall maintain records, at its principal place of business, of the following: a copy of each Code in effect during the past five years; a record of any violation of the Code and any action taken as a result of the violation for at least five years after the end of the fiscal year in which the violation occurs; a copy of each report made by Access Persons as required in this Code, including any information provided in place of the reports during the past five years after the end of the fiscal year in which the report is made or the information is provided; a copy of each trustee report made during the past five years; a record of all persons required to make reports currently and during the past five years; a record of all who are or were responsible for reviewing these reports during the past five years; and, for at least five years after approval, a record of any decision and the reasons supporting that decision, to approve an investment personnel’s purchase of an Initial Public Offering or a Limited Offering.

15.	CONDITION OF EMPLOYMENT OR SERVICE

     All Persons shall conduct themselves at all times in the best interests of the Funds. Compliance with the Code shall be a condition of employment or continued affiliation with a Fund or the Firm and conduct not in accordance shall constitute grounds for actions which may include, but are not limited to, a reprimand, a restriction on activities, disgorgement, termination of employment or removal from office. All Persons shall certify annually to the Ethics Committee that they have read and agree to comply in all respects with this Code and that they have disclosed or reported all personal securities transactions, holdings and accounts required to be disclosed or reported by this Code.

October 25, 2004

     I acknowledge that I have read the Driehaus Code of Ethics (a copy of which has been supplied to me, which I will retain for future reference) and agree to comply in all respects with the terms and provisions thereof. I have disclosed or reported all personal securities transactions, holdings and accounts required to be disclosed or reported by this Code of Ethics and have complied with all provisions of this Code.

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